========================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _____________

                                   FORM 11-K
                                 _____________

      [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

      [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                For the transition period from _______ to _______

                         Commission File No. 001-02217


                     CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                            (Full title of the plan)


                             THE COCA-COLA COMPANY
          (Name of issuer of the securities held pursuant to the plan)

                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
   (Address of the plan and address of issuer's principal executive offices)

============================================================================

                            CARIBBEAN REFRESCOS, INC.
                                   THRIFT PLAN

                              Financial Statements
                        As of December 31, 2002 and 2001
                    and for the Year Ended December 31, 2002
                   Together With Independent Auditors' Report

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                       Financial Statements and Schedules
                        As of December 31, 2002 and 2001
                    and for the Year Ended December 31, 2002


                                Table of Contents


                                                                       Page
                                                                       ----

Independent Auditors' Report                                             1


Statements of Net Assets Available for Benefits                          2


Statement of Changes in Net Assets Available for Benefits                3


Notes to Financial Statements                                            4



                             Supplemental Schedules
                             ----------------------


Schedule H, line 4i - Schedule of Assets (Held at End of Year)           10


Schedule H, line 4j - Schedule of Reportable Transactions                11

To the Thrift Plan Committee of
 Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ BANKS, FINLEY, WHITE & CO.


June 20, 2003

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001



                                                       2002              2001
                                                       ----              ----
ASSETS

Investments (Notes 3 and 4)                    $ 23,663,246      $ 25,790,352

Contributions receivable:
  Employer                                           12,472            14,788
  Participants                                       30,980            40,478
                                               ------------      ------------
     Total contributions receivable                  43,452            55,266
                                               ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS              $ 23,706,698      $ 25,845,618
                                               ============      ============












    The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002



Additions to net assets attributed to:
-------------------------------------

Investment income:
   Dividend income                                      $   357,526
   Interest income                                           57,460
                                                        -----------
     Total investment income                                414,986
                                                        -----------
Contributions:
   Employer                                                 496,259
   Participants                                           1,341,241
   Rollovers from other qualified plans                      24,883
                                                        -----------
     Total contributions                                  1,862,383
                                                        -----------

  Total additions                                         2,277,369
                                                        -----------

Deductions from net assets attributed to:
----------------------------------------

Distributions to Participants                             2,599,612

Net depreciation in fair value of
  investments (Note 3)                                    1,807,910

Administrative expenses                                       8,767
                                                        -----------
  Total deductions                                        4,416,289
                                                        -----------
Net decrease in net assets available for benefits        (2,138,920)

Net assets available for benefits, beginning of year     25,845,618
                                                        -----------

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                              $23,706,698
                                                        ===========



        The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                          Notes to Financial Statements
                           December 31, 2002 and 2001


Note 1 - Description of Plan
----------------------------

General

The Caribbean Refrescos, Inc. Thrift Plan (the "Plan") is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the "Company"), a wholly-owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Income Tax Act of 1954, as amended.

Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a "Before Tax" basis) of their annual compensation to the Plan. For 2002, the maximum "Before Tax" annual contribution amount was $8,000.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of the following investment funds:

     Company Stock Fund -- Common stock of The Coca-Cola Company with moderate cash and/or cash equivalent holdings for liquidity purposes.

     INVESCO Cash Reserves Fund -- A mutual fund investing primarily in money market instruments that blend superior quality commercial paper with the safest, high-quality government debt obligations available.

     INVESCO Balanced Fund -- A mutual fund investing in a combination of common stocks (normally 50% to 70% of the funds total assets) and investment grade fixed-income securities (normally 25% or more).

     INVESCO Select Income Fund -- A mutual fund investing primarily in bonds and marketable debt securities of established companies. The fund may also invest in securities issued by the U.S. government or its agencies, bank Certificates of Deposit, and municipal obligations.

----------------------------------------

     INVESCO Dynamics Fund -- A mutual fund investing primarily in common stocks of rapidly growing mid-sized companies.

     INVESCO Structured Small Cap Value Equity Trust -- A collective trust fund investing primarily in stocks of small companies and seeking long-term capital appreciation.

     INVESCO International Equity Trust -- A collective trust fund investing in securities of foreign companies.

     INVESCO U.S. Government Securities Fund -- A mutual fund investing primarily in a blended portfolio of U.S. Government securities and selected federally chartered agency debt obligations.

     AIM Blue Chip Fund -- A mutual fund investing in stocks of large companies that are considered to be market leaders in their respective sectors. The fund may invest up to 25% of assets in foreign securities.

     AIM Global Growth Fund -- A mutual fund investing in stocks of large well-established companies in the United States and abroad that show strong earnings momentum.

     AIM Basic Value Fund -- A mutual fund normally investing at least 65% of assets in stocks of U.S. companies with market capitalization of more than $500 million, with the balance invested in stocks of smaller companies, investment-grade convertibles, and U.S. Government securities. Up to 25% of assets may be invested in foreign securities.

All Company contributions are invested in the Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to transfer rollover contributions from other qualified retirement plans or Individual Retirement Accounts into the Plan.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund credited to Participant accounts. Units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

----------------------------------------

Participant Loans

Participants may borrow, subject to certain limitations, from their account balances. These loans may be taken from both "Before Tax" and "After Tax" account balances.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant's retirement, termination or disability. However, if a Participant dies, the surviving spouse or other designated beneficiary may choose to receive payment from the Plan in up to 10 annual installments.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the "Committee"), on behalf of the Company and as designated in the Plan document, has complete control of and sole discretion over the administration of the Plan. Certain administrative expenses of the Plan were paid by the Company. Administrative expenses paid by the Plan during 2002 were $8,767.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

     (a)  continue the trust for as long as it considers advisable, or

     (b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Human Resources Department.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of Accounting

The financial statements of the Plan are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

Note 3 - Investments
--------------------

The fair value of investments at December 31 is as follows:

                                                  2002                  2001
                                                  ----                  ----

Participant-directed investments             $  9,944,847         $  10,455,887
Nonparticipant-directed investments            13,718,399            15,334,465
                                             ------------         -------------
                                             $ 23,663,246         $  25,790,352
                                             ============         =============

The fair value of individual investments that represent 5% or more of the Pla's net assets at December 31 is as follows:

                                                  2002                  2001
                                                  ----                  ----

Common stock of The Coca-Cola Company        $ 19,515,595         $ 21,319,580
INVESCO Cash Reserves Fund                   $  1,496,954         $  1,601,551

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments.

Note 3 - Investments (Continued)
------------------------------

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value (as determined by quoted market price) by $1,807,910 as follows:

Common stock of The Coca-Cola Company                    $   1,407,232
Mutual funds                                                   391,784
Collective trust funds                                           8,894
                                                         -------------
                                                         $   1,807,910
                                                         =============

Note 4 - Nonparticipant-Directed Investments
--------------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                December 31,    December 31,
                                                    2002            2001
                                                -----------     ------------
Net assets, at fair value:
  Company Stock Fund                           $ 13,705,927    $  15,334,465


                                               Year Ended
                                            December 31, 2002
                                            ----------------
Changes in net assets:
  Contributions                                $    496,259
  Dividends                                         245,263
  Net depreciation                               (1,008,577)
  Distributions to Participants                  (1,359,663)
  Administrative expenses                            (1,820)
                                               ------------
     Net decrease in net assets                $ (1,628,538)
                                               ============

Note 5 - Transactions with Party-in-Interest
--------------------------------------------

During 2002, the Plan had the following transactions relating to common stock of The Coca-Cola Company:


                                Shares          Fair Value      Realized Gain
                                ------          ----------      -------------
Sales                           7,010           $ 396,753         $ 235,077
Dividends Received                -             $ 357,526             -


The Plan did not purchase any common stock of The Coca-Cola Company during 2002.

In addition, the Plan held the following investments in common stock of The Coca-Cola Company:


                                Shares          Fair Value
                                ------          ----------

December 31, 2002              445,155          $ 19,515,595
December 31, 2001              452,165          $ 21,319,580


Note 6 - Income Tax Status
--------------------------

The Plan qualifies under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the Act), as amended, (for applicable tax years) and Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan. The Thrift Plan Committee of Caribbean Refrescos, Inc. and the Company's tax counsel believe the Plan is currently designed and being operated in material compliance with the applicable tax requirements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                             EIN: 66-0276572 PN: 001

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                          (c) Description of investment



                                        (c) Description of investment
        (b) Identity of issue,              including maturity date,
         borrower, lessor or               rate of interest, collateral,                                        (e) Current
(a)        similar party                      par, or maturity value                             (d) Cost            value
---      ---------------------             -----------------------------                         --------        -----------

  SHORT-TERM INVESTMENTS:

  Federated Government Obligation
    Fund #5                                691,673 units                                         $   691,673       $   691,673

  COMMON STOCK:

* The Coca-Cola Company                    445,155 shares of common stock                         10,266,910        19,515,595

  MUTUAL FUNDS:

  INVESCO                                  1,496,954 units of Cash Reserves Fund                   1,496,954         1,496,954

  INVESCO                                  14,106 units of Dynamics Fund                             308,280           150,372

  INVESCO                                  19,357 units of Balanced Fund                             317,527           232,090

  INVESCO                                  19,212 units of Select Income Fund                        107,284            99,904

  INVESCO                                  25,808 units of U.S. Government Securities Fund           191,460           196,142

  AIM Advisors, Inc.                       66,271 units of Blue Chip Fund                            965,666           592,464

  AIM Advisors, Inc.                       5,013 units of Global Growth Fund                         104,340            62,257

  AIM Advisors, Inc.                       2,776 units of Basic Value Fund                            80,147            60,686

                                                                                                 -----------       -----------
     Total Mutual Funds                                                                            3,571,658         2,890,869
                                                                                                 -----------       -----------

  COLLECTIVE TRUST FUNDS:

  INVESCO                                  992 units of Structured Small Cap Value Equity Trust
                                                                                                      64,052            55,212

  INVESCO                                  6 units of International Equity Trust                          92                93
                                                                                                 -----------       -----------

     Total Collective Trust Funds                                                                     64,144            55,305
                                                                                                 -----------        ----------

  PARTICIPANTS' LOANS:

  Loans to Participants                    Loans with interest rates ranging from
                                             5.25% to 10.50%                                             N/A           509,804
                                                                                                 -----------       -----------

  TOTAL ASSETS (HELD AT END OF YEAR)                                                             $14,594,385       $23,663,246
                                                                                                 ===========       ===========


* Party-in-interest

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2002


              (b) Description of
                  assets (include                                        (f) Expense                  (h) Current value
(a) Identity      interest rate                                              incurred                     of asset on
    of party      and maturity in  (c) Purchase  (d) Selling  (e) Lease      with         (g) Cost of     transaction  (i) Net gain
    involved      case of a loan)      price         price        rental     transaction      asset       date             or (loss)
------------  -------------------   -----------  -----------  ----------  --------------  -----------  ---------------  -----------




There were no category (i), (ii), (iii) or (iv) reportable transactions during the year ended December 31, 2002.



                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                             (Name of Plan)



                        By: /s/ MARILYN FIGUEROA
                            -----------------------------------
                                MARILYN FIGUEROA
                                Chairman, Thrift Plan Committee of
                                  Caribbean Refrescos, Inc.




Date:  June 27, 2003

                                 EXHIBIT INDEX



Exhibit No.                     Description
----------                      -----------

  23            Consent of Independent Auditors

  99 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Marilyn Figueroa and Nelson Ramos, Members of the Thrift Plan Committee of Caribbean Refrescos, Inc.